1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-☐

Report on the Resolution of the
General Meeting of Shareholders

1. Date/Time		Date	March 10, 2006
		Time	09:00 AM(Local time)

2. Location			Grand Auditorium, 4/F, SK Telecom Boramae Building Bongch’on 1-dong 729-1, Gwanak-gu, Seoul, Korea

3. Agenda
No. 1 : Approval of the Financial Statement for the 22nd Fiscal Year
No. 2 : Approval of the Amendment to the Articles of Incorporation
No. 3 : Approval of the Ceiling Amount of the Remuneration of Directors
No. 4 : Approval of the Appointment of Independent Non- Executive Directors
(Election of Independent Non-Executive Director as Member of the Audit Committee)

4. Date of Resolution			February 14, 2006
-	Attendance of	Attendee	6
	Independent Non-Executive Directors	Absentee	1

-	Attendance of Auditors (Audit Committee members who are not Independent Non-Executive Directors)		-

5. Others			All members of the Audit Committee are Independent Non-Executive Directors and all three of the members attended the board meeting.

☐ Related Publication			-

Agenda for Shareholders’ Meeting
I. Approval of the Financial Statement
1.	Summary of Business
•	In 2005, we grew by 4.7% compared to 2004 in terms of the total sales (Won 10,160 billion). Wireless internet sector recorded a 35% growth compared to 2004 with total sales of Won 2,460 billion, accounting for 26.6 % of mobile service revenues (excluding interconnection revenues);

•	The total number of subscribers increased by 0.75 million subscribers to 19.53 million subscribers (50.9% of the aggregate number of subscribers in Korea). We were ranked first in 2005 National Customer Satisfaction Index (8th consecutive years) and in three other major customer satisfaction surveys;

•	We saw a continuous increase in the ARPU. The total number of subscribers for Melon passed 4 million subscribers to rank first out of all the internet music contents providers in Korea and the cumulative number of subscribers for the Mobile Cyworld service exceeded 1.25 million subscribers;

•	We initiated the mobile 3D game service with the launch of GXG service. Also, Moneta, which combines the smartchip technology with financial services via mobile communications technology, has further expanded its domains to credit cards, travel passes, mobile stock exchange, mobile banking and others;

•	In view of future competition with other service providers, we have introduced HSDPA network system to the major cities. Preparation for the 2.3GHz Wi-Bro business is also in progress;

•	With the view of developing and fortifying our next growth engine in the entertainment convergence market, we have acquired IHQ and Seoul Records and promoted film and music funds to further bolster profit growth of wireless internet services;

•	As for our global business initiatives, by combining our mobile communications and data services technology with EarthLink (U.S.A.)’s customer base, marketing infrastructure and brand value, we have incorporated a company named HELIO through which we will be providing music, games and messaging services targeted mainly at young customer group. Promotion for new subscribers will begin in the first half of 2006. In Vietnam, the total number of subscribers for the S-Fone service soared through 0.37 million subscribers in December 2005. Also, we introduced Child Safety Service based on our GPS technology to the Netherlands’ GSM market.
2.	Balance Sheet/Income Statement/ Cash Flows of Previous Fiscal Years
(1) Balance Sheet
As of December 31, 2005
As of December 31, 2004
(in thousands of Won)

Item	2005	2004
☐. Current Assets	4,172,485,403	3,854,344,504
- Quick Assets	4,166,499,725	3,843,383,854
- Inventories	5,985,678	10,960,650
☐. Fixed Assets	10,349,191,056	10,166,360,150
- Investment Assets	2,366,760,393	2,112,487,713
- Tangible Assets	4,595,883,432	4,605,253,282
- Intangible Assets	3,386,547,231	3,448,619,155
Total Assets	14,521,676,459	14,020,704,654
☐. Current Liability	2,747,267,960	2,859,710,751
☐. Fixed Liability	3,516,527,791	4,033,902,429
Total Liability	6,263,795,751	6,893,613,180
☐. Capital Stock	44,639,473	44,639,473
☐. Capital Surplus	2,966,197,636	2,983,166,163
☐. Retained Earnings	7,269,860,571	6,156,707,730
☐. Capital Adjustments	(2,022,816,972)	(2,057,421,892)
Total Capital	8,257,880,708	7,127,091,474
Total Capital and Liabilities	14,521,676,459	14,020,704,654
(2) Income Statement
From January 1, 2005 to December 31, 2005

From January 1, 2004 to December 31, 2004
(in thousands of Won )

Item	2005	2004
☐. Operating Revenue	10,161,128,637	9,703,680,842
☐. Operating Expenses	7,507,559,130	7,344,099,605
1. Wages	342,761,120	353,380,531
2. Severance Allowances	37,622,226	49,353,624
3. Employee Benefits	56,514,211	47,494,486
4. Communication Expenses	63,403,617	59,437,798
5. Utility Expenses	83,617,118	75,261,929
6. Taxes & Dues	55,687,220	62,393,573
7. Rent	179,726,259	167,671,447
8. Commissions Paid	2,895,213,849	2,827,159,345
9. Depreciation	1,512,918,958	1,577,433,613
10. Maintenance & Repairs	128,310,682	108,532,716
11. Advertising	260,699,358	328,552,088
12. Training	29,430,652	24,128,767
13. Ordinary Development Expenses	204,698,223	203,741,279
14. Bad Debts	104,089,154	22,543,693
15. Leased Lines	392,833,602	365,443,658
16. Frequency Usage Fees	156,097,850	143,046,998
17. Network Interconnection	935,216,677	858,754,429
18. Cost of Goods Sold	12,371,704	5,915,263
19. Others	56,346,650	63,854,368
☐. Operating Income	2,653,569,507	2,359,581,237
☐. Non-operating Income	409,793,044	237,129,199
☐. Non-operating Expenses	508,749,205	480,932,308
☐. Income Before Income Taxes	2,554,613,346	2,115,778,128
☐. Income Taxes	683,233,256	620,926,453
☐. Net Income	1,871,380,090	1,494,851,675

(3) Statements of Appropriations of Retained Earnings (Draft)
From January 1, 2005 to December 31, 2005
From January 1, 2004 to December 31, 2004
(in thousands of Won)

Item	2005	2004
☐. Retained Earnings Before Appropriations	1,799,159,492	1,422,771,591
1. Retained Earnings Carried Over from Previous Year	1,393,698	1,534,212
2. Profits on Disposition of Treasury Stocks
3. Changes to the Retained Earnings of the Companies Accounted in Equity Method
4. Interim Dividends
Common Stock Dividends (ratio)	(73,614,296)	(73,614,296)
Current Fiscal Year: ~~W~~1,000(200%)
Previous Fiscal Year: ~~W~~1,000(200%)
5. Current Net Income	1,871,380,090	1,494,851,675
☐. Transfer from Voluntary Reserves	131,466,667	84,235,060
1. Reserve for Research and Manpower Development	131,466,667	84,235,060
2. Reserve for Business Expansion
☐. Appropriations of Retained Earnings	1,928,914,368	1,505,612,953
1. Legal Reserves
2. Appropriated Retained Earnings for Loss on Disposition of Treasury Stock
3. Reserve for Research and Manpower Development	190,000,000	130,000,000
4. Dividend
(1) Cash Dividend	588,914,368	684,612,953
Common Stock Dividend (ratio)	588,914,368	684,612,953
Current Fiscal Year: ~~W~~8,000 (1,600%)

Item	2005	2004
Previous Fiscal Year: ~~W~~9,300 (1,860%)
5. Reserve for Business Expansion	1,150,000,000	691,000,000
☐. Retained Earnings to be Carried Forward to Next Year	1,711,791	1,393,698
II. Amendment to the Articles of Incorporation
     1. Amendment Pertaining to the Exclusion of Cumulative Voting

Current	Amendment(Proposed)	Reasons for Amendment
Not Applicable
     2. Other Amendments

Current	Amendment(Proposed)	Reasons for Amendment
Article 2 (Purpose)
☐ (omitted)
☐ In order to achieve the above objectives, the Company carries on the following businesses
1.~9. (omitted)
10. Any business or undertaking incidental or conducive to the attainment of the objects above
<Newly Inserted>
☐ (omitted)

Article 2 (Purpose)
☐ (unchanged)
☐ In order to achieve the above objectives, the Company carries on the following businesses
1.~9. (unchanged)
10. Tourism
11. Any business or undertaking incidental or conducive to the attainment of the objects above.
☐ (unchanged)
Addition of a clause on mobile tourism services

	Addendum(as of March 10, 2006) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 10, 2006.	Newly Enacted

III. Approval of Salary Cap on Directors
     1. The Number of Directors, Total Salary and the Limits Thereon

	Previous Fiscal Year		Current Fiscal Year
Number of Directors (Independent Non-Executive Directors)	11	(7)	12	(8)
Total Salary/Caps (billion Won)	12		12
IV. Election of Directors / Appointment of Audit Committee Members
     1. Election of Directors
          - None
     2. Appointment of Audit Committee Members
     (1) Candidate Information

Relationship with
the Major
Name	Date of Birth	Independent Non-Executive Director	Shareholder	Recommended by
Yong Woon Kim	October 4, 1943	Yes	None	Board of Directors
Hyun Chin Lim	April 26, 1949	Yes
Total of Two (2)
The candidates have been recommended by the board of directors upon recommendation from the Committee on Independent Non-Executive Director Candidate Recommendation.
     (2) Experiences

Business Relations
with the Company
within the Past
Name	Career	Profile	3 Years
Yong Woon Kim	Business Administrator
• POSCO –Executive Senior Vice President of Management Division (1997-2002)
• POSCO Business Research Institution - Standing Advisor (2003-2005)
• SK Telecom – Independent Non-Executive Director (2003-present)
• Postech – Auditor (2005-present)
None

Hyun Chin Lim	Professor
• Seoul National University, College of Social Science – Professor of Sociology (1983-present)
• Seoul National University, Faculty of Liberal Education – Dean (2004-present)
• Central Officials Training Institute – Professor (2004-present)
• Korea Association of Sociology – Chairman (2005-present)

Announcement for Shareholders’ Meeting
I. Remuneration for Independent Non-Executive Directors

				Average amount
	Total number of	Amount approved by	Total amount	payable (per
Period	Independent Non-Executive Directors	the shareholders *	payable	person)
2005	7	Won 12,000 million	Won 614 million	Won 88 million

*	Includes amounts payable to inside directors
II. Transactions with Major Shareholders
     1. Significant Transactions with Major Shareholders
     - None
     2. Significant Transactions with Interested Party during the Current Fiscal Year
(in billions of Won)

Client
(Relationship with		Transaction	Transaction	Percentage
the Company)	Transaction Type	period	Amount	(%)
SK C&C Co. Ltd.	Purchase of equipment and commission	From January 1, 2005 until December 31, 2005	575.3	5.66
III. Business References
     1. Summary of Business
     (1) Market Environment
     (a) Industry
•	As of December 31, 2005, the number of mobile phone service subscribers totaled to 38.34 million representing 79.4% of total Korean population. Considering the market situations in other Asian countries such as Taiwan or Hong Kong where penetration rates of mobile phones are as high as 90%, we believe that there is the possibility of further growth in the Korean mobile communications market.

•	With the introduction of multi-functional handsets and the continued improvement in the network environment, convergence services providing multimedia contents and mobile commerce service paved the way for a qualitative market growth, shifting the center of demand from voice communications to data communications.
     (b) Market Growth
(in thousands)

		End of 2005	End of 2004	End of 2003	End of 2002	End of 2001
Penetration Rate (%)		79.4	75.9	70.1	67.9	60.9
No. of Subscribers	SK Telecom	19,530	18,783	18,313	17,220	11,867
	Shinsegi Telecom	—	—	—	—	3,312
	PCS	18,812	17,803	15,279	15,123	13,867
	Total	38,342	36,586	33,592	32,342	29,046
(Source: Ministry of Information and Communications)
     (c) Competition
          (i) Summary of Market Dynamics
•	The entry of Shinsegi Telecom and 3 PCS companies into the mobile communications market in 1997 signaled competition among five main service providers. However, SK Telecom’s acquisition of Shinsegi Telecom in December 1999, followed by Korea Telecom’s merger with Hansol M.com, subsequently renamed as KTF in May 2001, transformed the market dynamics into a three way competition with SK Telecom, KTF, and LG Telecom as the main service providers;

•	SK IMT and KT I-COM incorporated to provide 2GHz IMT-2000 service have been merged by their respective holding companies, SK Telecom and KTF, in the first half of 2003, solidifying the three way market dynamics for the second and third generation telecommunication services.
          (ii) Market Entry: Approval by the Minister of Information and Communication required.

          (iii) Competition
•	Brand power, product/service competitiveness, sales competitiveness are the three major factors of competition in the market;

•	Brand power can be defined as the loyalty or recognition of the services and values provided by the service provider to the customers;

•	Our product/service competitiveness includes communication quality and service coverage, broad range of subscription plans, broad range of wireless internet services and their connection quality, hand set functionality and price and CS quality;

•	Our sales competitiveness consists of the incorporation of new marketing strategies and the level of logistic competitiveness of the branch offices and agencies.
     (2) Summary of Business
     (a) Summary and Classification of Businesses
          (i) Summary
•	In 2005, we grew by 4.7% compared to 2004 in terms of the total sales (Won 10,160 billion). Wireless internet sector recorded a 35% growth compared to 2004 with total sales of Won 2,460 billion, according for 26.6 % of mobile service revenues (excluding interconnection revenues);

•	The total number of subscribers increased by 0.75 million subscribers to 19.53 million subscribers (50.9% of the aggregate number of subscribers in Korea). We were ranked first in 2005 National Customer Satisfaction Index (8th consecutive years) and in three other major customer satisfaction surveys;

•	We saw a continuous increase in the ARPU. The total number of subscribers for Melon passed 4 million subscribers to rank first out of all the internet music contents providers in Korea and the cumulative number of subscribers for the Mobile Cyworld service exceeded 1.25 million subscribers;

•	We initiated the mobile 3D game service with the launch of GXG service. Also, Moneta, which combines the smartchip technology with financial services via mobile communications technology, has further expanded its domains to credit cards, travel passes, mobile stock exchange, mobile banking and others;

•	In view of future competition with other service providers, we have introduced HSDPA network system to the major cities. Preparation for the 2.3GHz Wi-Bro business is also in progress;

•	With the view of developing and fortifying our next growth engine in the entertainment convergence market, we have acquired IHQ and Seoul Records and promoted film and music funds to further bolster profit growth of wireless internet services;

•	As for our global business initiatives, by combining our mobile communications and data services technology with EarthLink (U.S.A.)’s customer base, marketing infrastructure and brand value, we have incorporated a company named HELIO through which we will be providing music, games and messaging services targeted mainly at young customer group. Promotion for new subscribers will begin in the first half of 2006. In Vietnam, the total number of subscribers for the S-Fone service soared through 0.37 million subscribers in December 2005. Also, we introduced Child Safety Service based on our GPS technology to the Netherlands’ GSM market.
          (ii) Classification of Businesses Subject to Disclosure
•	Wireless telegraphy, telecommunication business (In accordance with the sub-categories as defined by the Korean Industrial Classification Standards)

•	Main products: mobile phone service
     (b) Market Shares

[SK Telecom]	(unit: %)

Item	2005	2004	2003	2002	2001
Mobile phone	50.9	51.3	54.5	53.2	40.9
(Source: MIC)
[Competitors]
- Mobile Phone Sector
(unit: %)

Item	SKT	KTF	LG Telecom
Share ratio	50.9	32.1	17.0
(Source: MIC)
     (c) Market Characteristics

•	The mobile communications market in Korea is targeted at the citizens of the Republic of Korea. The coverage is country-wide and anyone can subscribe to the service regardless of gender, age, and level of income;

•	With the penetration rate for mobile phones reaching 79.4% (as of December 31, 2005), our customer base is rapidly expanding to include students and preschool children;

•	Although the domestic consumption has provided the dominant share of our revenues until now, we expect to see an increase in export and overseas sales rate in the near future due to the expansion of our overseas businesses;
     (d) Details and Outlook for New Businesses
(i)	Resolution for the investment in MVNO (new business operation of wireless communication in the U.S.) on January 26, 2005;
•	Investment amount: US$220 million (from 2005 until 2007);

•	Investment method: Establishment of a joint venture with EarthLink (U.S.A.) which is one of the three major internet service providers in the U.S.;

•	Services to be Provided: Partial MVNO (Mobile Virtual Network Operator), we plan to attract subscribers and to provide services based on our additional services facilities and fee payment plans;

•	Combination of our mobile communications and data services technology with EarthLink(U.S.A.)’s customer base, marketing infrastructure and brand value;

•	Provision of music, game, and messaging services, for segmented target customer group;

•	Recent business events

-	Launch of the new HELIO brand.

-	Business to be initiated with full force from the first half of 2006 targeting mainly at young customer group.
          (ii) Introduction of HSDPA service
•	With a view to develop and fortify our next growth engine, we will invest in the development of products with visual concepts such as video phones and will expand our global roaming services;

•	We plan to focus on the early adopter customer group and heavy users to secure market dominance and to improve our brand recognition as a premium service provider in order to increase customer preference toward HSDPA.
Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By:	/s/ Hyun Jong Song

(Signature)
Name: Hyun Jong Song
Title: Vice President
Date: February 28, 2006